[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]




                                  June 16, 2009





Via Email and EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Melissa Duru

      Re:   The Children's Place Retail Stores, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed June 12, 2009
            File No. 0-23071

Ladies and Gentlemen:

            We are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 16, 2009 (the "Comment Letter"), with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by Mr. Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel R. Pearlman (collectively, the "Participants") with the Commission on June 12, 2009 (SEC File No. 0-23071) (the "Preliminary Proxy Statement") in connection with the solicitation of proxies by the Participants at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company").

            Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Participants' responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Proxy Statement. We have also included the requested statement of each of the Participants below.

             In addition, we are simultaneously filing a revised Preliminary Proxy Statement in response to the Comment Letter.

Securities and Exchange Commission


Preliminary Proxy Statement
---------------------------

1. We reissue prior comment 1 of our letter dated June 9, 2009. Although your revised disclosure lists the series of events culminating in Ms. Kasak's appointment as interim Chair, the disclosure is ambiguous as to whether Mr. Dabah voluntarily stepped down or whether he was removed. Please revise your disclosure to specifically address the circumstances under which the position of Board Chairman became vacant.


Response
--------

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 1.


Closing Comments - Participant Statement
----------------------------------------

      At your request, the Participants further acknowledge that:

o the Participants are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

o the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Enclosed please find a copy of the revised Preliminary Proxy Statement, as well as a marked copy showing the changes to expedite your review. Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

                                Very truly yours,



                                /s/ Dennis J. Block
                                -----------------------------------
                                 Dennis J. Block



Enclosures